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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                       Total-Tel USA Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                  89151T 10-6
                                 (CUSIP Number)

                                 Walt Anderson
                    c/o Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 11, 1998
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------------
CUSIP No.     89151T  10-6                                                   Page    2    of      6       Pages
              ------------                                                        -------     ---------
--------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Walt Anderson
--------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  1,857,634 (includes shares pursuant to an agreement to purchase
    BENEFICIALLY               138,000 shares of Common Shares)
      OWNED BY
        EACH    ----------------------------------------------------------------------------------------------------------
      REPORTING        8       SHARED VOTING POWER
       PERSON                  0
         WITH
                ----------------------------------------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
                               1,857,634 (includes shares pursuant to an agreement to
                               purchase 138,000 shares of Common Shares)
--------------------------------------------------------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           1,857,634 (includes shares pursuant to an agreement
                           to purchase 138,000 shares of Common Shares)
--------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                               [ ]
--------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           24.2%
--------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------------------------------------------------


                                                         2

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
                                  SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------------
CUSIP No.     89151T  10-6                                                   Page    3    of      6       Pages
              ------------                                                        -------     ---------
--------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Revision LLC
--------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) [ ]
                                                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  1,857,434 (includes shares pursuant to an agreement to purchase
    BENEFICIALLY               138,000 shares of Common Shares)
      OWNED BY
        EACH    ----------------------------------------------------------------------------------------------------------
      REPORTING        8       SHARED VOTING POWER
       PERSON                  0
         WITH
                ----------------------------------------------------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER
                               1,857,434 (includes shares pursuant to an agreement to
                               purchase 138,000 shares of Common Shares)
--------------------------------------------------------------------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           1,857,434 (includes shares pursuant to an agreement
                           to purchase 138,000 shares of Common Shares)
--------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                               [ ]
--------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           24.2%
--------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                           OO
--------------------------------------------------------------------------------------------------------------------------

                                                         3

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                        AMENDMENT NO. 10 TO SCHEDULE 13D


         This Amendment No. 10 to Schedule 13D filed by Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements Items 4 and 7 and amends and restates paragraphs (a) and (b) of Item 5 of the
Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8") and Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

          On September 11, 1998, Revision sent a letter (the "Letter") to the Board of Directors of the Issuer (the "Board") alleging, among other things, that the adoption of an unfunded employee stock ownership plan (the "ESOP") by the Board and the related issuance of 600,000 Common Shares (the "Issuance") to an ESOP trust violates the outstanding preliminary injunction issued against the Issuer by the Superior Court of New Jersey (the "Court") on June 2, 1998 (the "Injunction"). Revision states in the Letter that it believes that the purpose of the adoption of the ESOP and the Issuance was to entrench the Board. Revision also alleges that two additional directors were recently appointed by the Board for the sole purpose of making it more difficult for Revision to pursue a proxy contest and that such action constitutes a breach of the Board's fiduciary duty and violates the by-laws of the Issuer. A copy of the Letter is attached hereto as Exhibit 7.1.

          Revision and Gold & Appel have filed a motion in the pending New Jersey action seeking to hold Total-Tel and Warren Feldman in contempt for violating the Injunction against the acquisition of additional Common Shares through the adoption of the ESOP and the Issuance. The ESOP's shares will be voted by a trustee under the direction of the Board of Directors which Revision and Gold & Appel have alleged is under the Feldmans' control. In a hearing before the Court on April 30, 1998, Total-Tel's counsel expressly represented that no ESOP would be adopted as long as the Injunction was in effect. The Issuer has filed its own motion seeking to hold Anderson and Revision in contempt of the Injunction for the alleged acquisition by Anderson of additional

                                       4

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Common Shares. Revision and Anderson have filed a response denying violation of the Injunction. A hearing on the Issuer's request is scheduled for September
28, 1998 and a hearing on Revision's motion is scheduled for October 10, 1998.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The responses set forth in (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

          (a) The Reporting Persons, collectively, beneficially own 1,857,634 Common Shares (of which 138,000 Common Shares have not yet been acquired but may be acquired on October 1, 1998 but not later than October 5, 1998 pursuant to the Agreement and are subject to the Proxy) or 24.2% of the outstanding Common Shares. Mr. Anderson directly owns 100 Common Shares or less than 0.01% of the outstanding Common Shares. Revision directly owns 1,857,434 (of which 138,000 Common Shares have not yet been acquired but may be acquired on October 1, 1998 but not later than October 5, 1998 pursuant to the Agreement and are subject to the Proxy) or 24.2% of the outstanding Common Shares.

          In addition, Mr. Anderson is the President and a Director of the Foundation for International Non-Governmental Development of Space, a non-profit organization ("FINDS") which owns 94,930 Common Shares1. Mr. Anderson does control FINDS and thus disclaims beneficial ownership of the FINDS Shares.

          (b) The sole power to vote or direct the voting of and the power to dispose or direct the disposition of the Anderson Shares is held by Mr. Anderson.

          As the Manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the sole power to vote or direct the voting of 1,857,434 Common Shares (which includes 138,000 Common Shares which may be acquired under the Agreement and may be voted by Revision pursuant to the Proxy) and the power, in the name and on behalf of Revision, to dispose of the 1,719,434 Common Shares beneficially owned by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Revision Shares, and thereby the beneficial owner of 1,857,634 or 24.2% of the outstanding Common Shares.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,673,154 outstanding Common Shares of the Issuer as of September 11, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 31,

---------------------------
          1 The number of the Common Shares owned by FINDS was incorrectly reported on Amendments 7 through 9 of the
                  Schedule 13D. The correct number of Common Shares owned by FINDS as reflected on such amendments should have been 94,930 (which gives effect to the stock split of the Common Shares which was effected in July 1998). There have been no purchases of additional Common Shares by FINDS since Amendment No. 6.


                                       5

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1998. Revision believes that 600,000 of such shares were improperly issued to the ESOP in violation of an outstanding injunction and is challenging the Issuance in a New Jersey court. See Item 4.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.1 Letter from Revision to the Board of Directors of the Issuer dated September 11, 1998.



                                       6

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SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    September 17, 1998

                                                REVISION LLC

                                                By:  /s/ Walt Anderson
                                                     --------------------------
                                                         Walt Anderson, Manager




                                       7

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                                 EXHIBIT INDEX

Exhibit           Description
-------           -----------

Exhibit 7.1 Letter from counsel to Revision to the Board of Directors of the Issuer, dated September 11, 1998.